Exhibit 99.3

Smart Logistics Global Limited Reports First Half of 2025 Financial Results

Hong Kong, December 19, 2025 (GLOBE NEWSWIRE) -- Smart Logistics Global Limited (Nasdaq: SLGB) (the “Company”), a Hong Kong-based business-to-business contract logistics solution provider, today reported its financial results for the six months ended June 30, 2025.

Financial highlights

●	Revenues for the six months ended June 30, 2025 increased 11.4% to RMB332.8 million (US$46.5 million), compared to RMB298.7 million for the same period in 2024. The increase in the Company’s revenue from the provision of transportation services was primarily attributed to the increased needs and demands from customers, which in turn was generally attributed to the economic growth in the PRC during the period.

●	Income from operations for the six months ended June 30, 2025 was RMB8.8 million (US$1.2 million), compared to RMB0.7 million for the same period in 2024. The increase in income from operations was mainly a combined effect of the increase in our revenue and increase in our general and administrative expenses over the said periods.

●	Net Income for the six months ended June 30, 2025 was RMB5.8 million (US$0.8 million) or RMB0.15 a share, compared to RMB1.3 million or RMB0.03 a share for the same period in 2024.

Recent Operational Highlights

●	Subsequent to the reporting period ended June 30, 2025, the Company listed its ordinary shares on the Nasdaq Stock Market on October 15, 2025 and completed its initial public offering on October 16, 2025. The offering resulted in the issuance of 1,000,000 new ordinary shares and generated gross proceeds of $5.0 million. This transaction represents a significant milestone in the Company’s development, enhancing its capital structure and providing additional liquidity to support future growth.

●	The Company’s gross profit margin increased to approximately 5.3% for the six months ended June 30, 2025, compared to 3.1% for the six months ended June 30, 2024. The improvement was primarily attributable to both pricing and cost factors. In response to continued economic growth, the Company implemented targeted pricing strategies that resulted in higher margins for certain customers, supported by stronger demand and favorable market conditions.

Hue Kwok Chiu, Chief Executive Officer and Chairman of the Company, stated, “This is a very exciting time for us, given this is our first financial report since becoming a publicly traded company. I want to thank our dedicated employees and partners for their efforts which contributed to our top and bottom line growth and increasing our profit margins.”

“We are focusing our efforts on growing our contract logistics business by selecting the good truckers and trucks for our customers and establishing steady and reciprocal relationships with truckers through repeated transactions with us through our suppliers. The number of truckers registered in our TMS increased from approximately 130,000 in December 2024 to over 140,000 now and we continue to expand,” concluded Hue Kwok Chiu.

About Smart Logistics Global Limited

Since 2018, the Company has been a business-to-business (B2B) contract logistics provider in China, focusing on industrial raw materials transportation. The Company offers tailored, cost-efficient logistics solutions primarily through land-only transportation services for large institutional clients with long-term contracts. By leveraging its proprietary Transportation Management System to optimize routes and equipment, the Company also commits to a scalable model via investments in advanced logistics infrastructure, including its 110,000-square-meter smart logistics park in Jiangxi Province and 7 full-truck load centres strategically located in China, which effectively enhances its operations and growth potential. For more information, please visit: https://www.smartlogisticsglobal.com/.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Investor Relations Contact

Andrew Barwicki
516-662-9461 / andrew@barwicki.com